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Filed by: Anthem, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities and Exchange Act of 1934

Subject Company: Trigon Healthcare, Inc.
Commission File Number for the Related Registration Statement: 333-88776

        On June 4, 2002, Anthem, Inc. and Trigon Healthcare, Inc. first presented the following presentation at Standard & Poor's annual insurance forum.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

        This presentation contains certain forward-looking information about Anthem, Inc. ("Anthem"), Trigon Healthcare, Inc. ("Trigon") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and Trigon, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the Securities and Exchange Commission ("SEC") made by Anthem and Trigon; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's acquisition of Trigon, to achieve expected synergies and operating efficiencies in the Trigon acquisition and to successfully integrate our operations; our expectations regarding the timing, completion and accounting and tax treatments of the transactions and the value of the transaction consideration; and general economic downturns. You are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor Trigon undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. You are also urged to carefully review and consider the various disclosures in Anthem's and Trigon's various SEC filings, including but not limited to the registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, filed by Anthem on May 21, 2002, Anthem's and Trigon's respective Annual Reports on Form 10-K for the year ended December 31, 2001, and Anthem's and Trigon's respective Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002.

SAFE HARBOR STATEMENT
ADDITIONAL INFORMATION AND WHERE TO FIND IT

        This presentation may be deemed to be solicitation material in respect of Anthem's proposed merger with Trigon. On May 21, 2002, Anthem filed a registration statement on Form S-4, including a preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with the proposed merger. Anthem will file an amendment to the registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other relevant documents, and Trigon will file a definitive proxy statement on Schedule 14A and other relevant documents, with the SEC in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF ANTHEM AND TRIGON ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT / PROSPECTUS CONSTITUTING A PART THEREOF, AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders of Anthem and Trigon may obtain the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, the definitive versions of these materials (when they become available), and any other documents filed by Anthem or Trigon with the SEC for free at the SEC's web site, www.sec.gov, and Anthem shareholders may obtain such documents for free from Anthem Shareholder Services at 120 Monument Circle, Indianapolis, IN 46204, and Trigon shareholders may obtain such documents for free from Trigon Investor Relations at 2015 Staples Mill Road, Richmond, VA 23230.

SAFE HARBOR STATEMENT
PARTICIPANTS IN SOLICITATION

        Anthem, Trigon, their respective directors and executive officers, other members of their respective management and certain of their respective employees may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information concerning Anthem's participants in the solicitation of proxies and their direct and indirect interests, by security holdings or otherwise, is set forth in the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof. Information concerning Trigon's participants in the solicitation and their direct and indirect interests, by security holdings or otherwise, is set forth in Trigon's Current Report on Form 8-K, which was filed with the SEC on April 29, 2002. Additional information regarding the interests of Anthem's and Trigon's directors and executive officers in the proposed merger are set forth in the registration statement, including the preliminary joint proxy statement/prospectus constituting a part thereof, and will be set forth in an amendment to the registration statement to be filed with the SEC, including the definitive joint proxy statement/prospectus constituting a part thereof that will be sent to Anthem and Trigon shareholders.

Anthem Profile

•
Full range of health benefits coverage and insurance solutions

•
8.2 million medical members

•
5th largest publicly traded managed care company

•
$10 billion in operating revenue for 2001

•
Blue Cross Blue Shield licensee in 8 states

•
#1 market share in 7 of 8 states

Anthem Genealogy

IN KY OH CT NH CO NV ME VA KS	1944 1993 1995 1997 1999 1999 1999 2000 pending pending

Investment Highlights

•
Diversified health benefits company

•
Powerful Blue Cross Blue Shield brand

•
Disciplined focus on business operations

•
Strong momentum in financial performance

•
Superior growth opportunities

Investment Highlights

•
Diversified health benefits company

•
Powerful Blue Cross Blue Shield brand

•
Disciplined focus on business operations

•
Strong momentum in financial performance

•
Superior growth opportunities

A Diversified Product Line

Medical Membership

All data as of March 31, 2002

Specialty Products

Pharmacy	4.3
Dental	1.6
Life	0.8
Membership (mm)

Investment Highlights

•
Diversified health benefits company

•
Powerful Blue Cross Blue Shield brand

•
Disciplined focus on business operations

•
Strong momentum in financial performance

•
Superior growth opportunities

The Blue Brand Advantage

Unaided consumer awareness of Blues versus competition

Source: Blue Cross Blue Shield Association
Brand Strength Measure survey as of 4Q 2001

National Membership Growth

(in millions)

Investment Highlights

•
Diversified health benefits company

•
Powerful Blue Cross Blue Shield brand

•
Disciplined focus on business operations

•
Strong momentum in financial performance

•
Superior growth opportunities

Disciplined Focus

• Medical quality

        — NCQA highest accreditation level

        — J.D. Power & Associates 2001 Managed Care Satisfaction Study

• Medical management

        — Disease management

        — Advanced care management

• Pricing and underwriting

• Relentless SG&A expense management

Investment Highlights

•
Diversified health benefits company

•
Powerful Blue Cross Blue Shield brand

•
Disciplined focus on business operations

•
Strong momentum in financial performance

•
Superior growth opportunities

Financial Strength 2001 & 1Q2002

  ($ in millions)

	FY 2001	1Q 2002
EPS ('02 includes FAS 142)	$3.03 (up 51%)	$0.93 (up 45%)
Operating Gain	$320 (up 74%)	$107 (up 78%)
Operating Cash Flow	$655	$183
Total Assets	$6,277	$6,403
Debt to Total Capital	28.4%	27.8%

Investment Highlights

•
Diversified health benefits company

•
Powerful Blue Cross Blue Shield brand

•
Disciplined focus on business operations

•
Strong momentum in financial performance

•
Superior growth opportunities

Financial Targets for 2002

EPS (including FAS 142)	$3.85 to $3.95 (at least 20%)
Medical Membership	4 — 5%
Op. Rev. Growth	Low Dbl. Digit
Operating Gain	35 — 40%

Earnings Drivers

• Enrollment and premium increases

        — High retention of existing business

        — Specialty penetration

        — Profitable enrollment growth

• Margin Improvement

        — Expenses management

        — Systems consolidation

        — Business mix

• Disciplined approach to acquisitions

Enhanced
Shareholder
Value

A Great Combination

Transaction Summary

• Offer Per Trigon Share:	$30 cash and 1.062 Anthem common shares
• Transaction Value:	$4.0 billion*
• Required Approvals:	Anthem & Trigon shareholders Virginia Bureau of Insurance BCBS Association
• Closing:	Expected in 3 to 6 months from April 29, 2002 (merger announcement)

*Based on Anthem stock price of $70.70 on April 26, 2002.

Trigon Profile

•
Headquartered in Virginia

•
Public company since 1/1997

•
Over 2 million medical members

•
35% market share, #1 in Virginia

•
$2.9 billion in operating revenue for 2001

•
$116 million in net income for 2001

Transaction Rationale

•
Extends Anthem's geographic footprint to a new region for profitable growth

•
Size of combined companies enhances position among top tier health benefits players

•
Leverages Trigon's strong management and operating expertise

•
Builds on combined strengths to create substantial operating synergies

•
Compelling strategic fit with complementary cultures that focus on quality and customer service

•
Consumers benefit from strong company with expanded regional / local focus, but national reach

Integration Plan

•	Tom Snead to head Southeast region
•	Expect at least $75 million of annual pre-tax synergies; at least $40 million in 2003
— Specialty products opportunities
— Enhanced investment mgmt. operations
— Information technology savings
— Administration and corporate cost savings
— Other integration savings
•	Anticipate most to be implemented over 18 months
•	Incrementally, leveraging of best practices

Investment Highlights

•
Diversified health benefits company

•
Powerful Blue Cross Blue Shield brand

•
Disciplined focus on business operations

•
Strong momentum in financial performance

•
Superior growth opportunities

QuickLinks

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR STATEMENT ADDITIONAL INFORMATION AND WHERE TO FIND IT
SAFE HARBOR STATEMENT PARTICIPANTS IN SOLICITATION
Anthem Profile
Anthem Genealogy
Investment Highlights
Investment Highlights
A Diversified Product Line
Medical Membership
Specialty Products
Investment Highlights
The Blue Brand Advantage
Unaided consumer awareness of Blues versus competition
National Membership Growth (in millions)
Investment Highlights
Disciplined Focus
Investment Highlights
Financial Strength 2001 & 1Q2002
Investment Highlights
Earnings Drivers
A Great Combination
Transaction Summary
Trigon Profile
Transaction Rationale
Integration Plan
Investment Highlights